

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720   July 31, 2017

<u>Via E-mail</u>
Joseph W. Evans
Chief Executive Officer
State Bank Financial Corporation
3399 Peachtree Road, NE, Suite 1900
Atlanta, Georgia 30326

> **Re: State Bank Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-35139**

Dear Mr. Evans:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant
Office of Financial Services